Paris, May 10, 2005

PRESS RELEASE

CONSOLIDATED REVENUE FOR THE FIRST QUARTER ENDING MARCH 31, 2005
(Unaudited IFRS data)
Revenue growth of 10.7%
20% increase in operating income to €529 million

VEOLIA ENVIRONNEMENT

First quarter	First quarter	% change	o/w	o/w	o/w
2005	2004	(2005/2004)	Internal	External	Exchange
(€ m)	(€ m)		growth	growth	rate
					fluctuations

6,157.4	5,563.9	+10.7%	+9.6%	+1.2%	–0.1%

Veolia Environnement’s consolidated revenue increased by 10.7% to €6,157 million from €5,564 million in the three months to March 31, 2004. Internal growth came to 9.6% .

External growth was 1.2% due to an acquisition in the engineering sector by Veolia Water Systems, as well as some small transactions in the Transportation division (Canada and Australia). Outside France revenue came to €2,979.6 million and accounted for 48% of the total.

WATER

First quarter	First quarter	% change	o/w	o/w	o/w
2005	2004	(2005/2004)	Internal	External	Exchange
(€ m)	(€ m)		growth	growth	rate
					fluctuations

2,004.3	1,770.7	+13.2%	+11.6%	+1.5%	+0.1%

In accordance with IAS 18, revenue excludes charges and indirect taxes collected on behalf of local authorities by the Water division. As a result, the geographical revenue mix shifted to 51% of revenue in France and 49% outside France during the first three months of 2005.

•	In France, the Water division’s revenue, excluding Veolia Water Systems, increased by 2.8% at comparable structure and exchange rates during the first three months of the year on the back of further growth in the design-build activities and a firm performance in the water distribution activities.
•	Outside France, revenue was up by 25% at comparable structure and exchange rates. In Europe, the strong revenue growth (+36% at comparable structure and exchange rates) was driven by the start-up in Germany of the Braunschweig contract and the impact of other new contracts signed during the past few months (particularly in the Czech Republic). The strong revenue growth in Asia (+19% at comparable structure and exchange rates) was fuelled by the start of the Shenzhen contract.
•	Veolia Water Systems reported a significant increase in its revenue compared with the first three months of 2004 (+24% at comparable structure and exchange rates) due to firm performance across all the businesses in France and outside France, and the acquisition of Berkefeld (in Germany).

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WASTE MANAGEMENT

First quarter	First quarter	% change	o/w	o/w	o/w
2005	2004	(2005/2004)	Internal	External	Exchange
(€ m)	(€ m)		growth	growth	rate
					fluctuations

1,498.3	1,459.5	+2.7%	+3.7%	+0.5%	–1.5%

Waste management revenue in France (internal growth of 0.9%) remained stable after the strong growth recorded during 2004 and the low tonnages collected and processed in the industrial sector.

Outside France, revenue increased by 3.6% (including 5.7% internal growth). Growth was particularly impressive in the UK on the back of higher tonnages and a ramp-up in large integrated contracts, as well as in Australia due to growth in industrial services and the increasing impact of the Woodlawn landfill.

ENERGY SERVICES

First quarter	First quarter	% change	o/w	o/w	o/w
2005	2004	(2005/2004)	Internal	External	Exchange
(€ m)	(€ m)		growth	growth	rate
					fluctuations

1,646.5	1,486.7	+10.8%	+9.7%	+0.1%	+1.0%

In the Energy services division, revenue in France (internal growth of 12%) was underpinned primarily by increases in energy prices in the heating activities. Revenue growth outside France (internal growth of 5.8%) was led by growth in Eastern Europe, particularly in Poland, Hungary and Romania, as a result of the full contribution from new contracts.

TRANSPORTATION

First quarter	First quarter	% change	o/w	o/w	o/w
2005	2004	(2005/2004)	Internal	External	Exchange
(€ m)	(€ m)		growth	growth	rate
					fluctuations

1,008.3	847.0	+19.0%	+15.5%	+3.6%	–0.1%

The increase in the Transportation division’s revenue was very significant in France (internal growth of 17%) owing to the start-up of the Toulouse contract as of January 1, 2005 and the full contribution from contract renewals and extensions during 2004 (Nice, Saint Etienne). Revenue growth outside France (internal growth of 14.6%) benefited from the full impact of the new Melbourne contract and other new contracts won in Australia and the United States.

Consolidated operating income came to €529 million, up from €440 million in the first quarter of 2004, representing an increase of just over 20%. Growth at constant exchange rates came to 19%. Each of the company’s businesses contributed to this good performance. This progression built on the trends seen during 2004 and was driven by the growing maturity of contracts, the positive impact of the efficiency program and acceleration in the pace of growth.

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Net debt includes investment at the beginning of the year in the Braunschweig contract in Germany (€372 million). It stood at €13.3 billion compared with €13.0 billion at December 31, 2004. Excluding the impact of the Braunschweig contract, free cash flow was slightly positive in spite of the impact linked to higher growth in the business and an unfavourable seasonal trend in the working capital requirement. Adjusted for financial receivables and securities, economic net debt came to €10.9 billion, compared with €10.5 billion at December 31, 2004.

Veolia Environnement’s first-quarter results demonstrate the success of the company’s policy of selective and profitable expansion. As a result, it is reiterating its full-year growth and profitability targets.

Important Disclaimer.
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to the ability of Veolia Environnement to complete its divestiture transactions as a result of customary conditions precedent and closing adjustments, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 630 371 27 49

Press release also available on our web site: http//veoliaenvironnement-finance.com

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